     Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 62
dated May 24, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – June 23, 2006

11% HITS due July 20, 2007
Based on the Common Stock of Toll Brothers Inc.
High Income Trigger SecuritiesSM
(“HITSSM”)

Offering Price	:	$10 per HITS
Aggregate Principal Amount	:	$2,800,000
Initial Share Price	:	$26.44
Trigger Level	:	75%
Trigger Price	:	$19.83
Exchange Ratio	:	0.37821 shares of Toll Brothers per HITS
Coupon Rate	:	11% per annum
Interest Payment Dates	:	October 20, 2006, January 20, 2007, April 20, 2007 and the Maturity Date
Determination Date	:	July 18, 2007
Pricing Date	:	June 23, 2006
Settlement Date	:	June 30, 2006
Listing	:	None
CUSIP	:	61748A536
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$.20 per HITS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Pricing Supplement No. 62 dated May 24, 2006
Prospectus Supplement for HITS dated March 30, 2006
Prospectus dated January 25, 2006